UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 06 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 East Galbraith Road
(No. and Street)

Cincinnati	OH	45236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Hendricks 513 745 6802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCM CPAs & Advisors LLP
(Name – *if individual, state last, first, middle name*)

201 East 5th Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EW

OATH OR AFFIRMATION

I, James R. Hendricks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Horan Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Carolyn A Mefford
Notary Public
State of Ohio
My Commission Expires
June 04, 2023

NOTARY PUBLIC
STATE OF OHIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.

CONTENTS

SUPPLEMENTARY INFORMATION

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Horan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Horan Securities, Inc. (the "Company") as of December 31, 2019 and 2018, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes and the computation of Net Capital Pursuant to Rule 15c3-1 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

MCM CPAs & Advisors LLP
P 513.579.1717
F 513.768.6780
201 East Fifth Street | Suite 2100
Cincinnati, OH 45202
www.mcmcpa.com
888.587.1719
A Member of PrimeGlobal - An Association of Independent Accounting Firms

Ohio
Kentucky
Indiana

Report of Independent Registered Public Accounting Firm (Continued)

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audits of Horan Securities, Inc.'s financial statements. The supplemental information is the responsibility of Horan Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Horan Securities, Inc.'s auditor since 2016.

MCM CPAs & Advisors LLP

Cincinnati, Ohio
February 28, 2020

Horan Securities, Inc.
Statements of Financial Condition
December 31, 2019 and 2018

	2019	2018
ASSETS		
Cash and cash equivalents	$ 465,241	$ 447,733
Investment securities, at fair value	128,885	85,648
Commissions receivable	128,466	137,526
Fees receivable	203,057	161,318
Prepayments	97,737	78,183
Deferred income tax asset	29,600	40,000
Refundable income taxes	-	5,000
Other assets	34,591	3,871
Goodwill	352,498	352,498
TOTAL ASSETS	$ 1,440,075	$ 1,311,777
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 73,100	$ 13,972
Accrued expenses	538,236	591,184
TOTAL LIABILITIES	611,336	605,156
COMMITMENTS, CONTINGENCIES AND GUARANTEES:		
Subordinated Borrowing	188,938	300,000
TOTAL COMMITMENTS, CONTINGENCIES AND GUARANTEES: SUBORDINATED BORROWING	188,938	300,000
STOCKHOLDERS' EQUITY		
Common stock:		
Class A, voting, 680 shares authorized; 450 shares issued and outstanding	293,000	293,000
Class B, non-voting, 170 shares authorized, 150 and 125 shares issued and outstanding in 2019 and 2018, respectively	-	-
Stock subscription receivable	(165,173)	(215,750)
Additional paid-in capital	672,250	564,375
Accumulated deficit	(160,276)	(235,004)
TOTAL STOCKHOLDERS' EQUITY	639,801	406,621
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,440,075	$ 1,311,777

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation, operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in twenty-three states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may periodically exceed federally insured amounts. The following table provides a reconciliation of cash, cash equivalents and restricted cash within the Statement of Financial Condition that sum to the total of the same amounts shown in the Statement of Cash Flows.

	2019	2018
Cash and cash equivalents	$465,241	$447,733
Restricted cash	-	-
	$465,241	$447,733

RESTRICTED CASH - Restricted cash represents all cash held in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

INVESTMENT SECURITIES - The Company's investment securities are reported at fair value, with unrealized gains and losses recognized in operations. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method. During 2019, the Company received 1,643 shares of M Financial common stock as incentive compensation. This stock was valued at $10 per share at issuance.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America establish a fair value hierarchy, which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets (Level 2), and valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The following is a description of the valuation methodology used for certain financial instruments measured at fair value.

Common Stock
As part of its doing business with M Financial Holdings, Inc., the Company was awarded 1,643 shares of common stock. The value attributed by the issuer was determined based upon the Company's performance of services and was determined to be $16,430.

There have been no transfers of assets between these fair value measurement classifications in 2019 or 2018. The reported amounts of cash and cash equivalents, restricted cash, commissions receivable, fees receivable, prepayments, deferred tax assets, refundable income taxes, accounts payable, accrued expenses, and deferred income tax liability approximate their fair values because of the short-term nature of these instruments.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2019:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Equity securities	$128,885	$ 112,454	$ -	$ 16,430
Total assets at fair value	$128,885	$ 112,454	$ -	$ 16,430

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2018:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Equity securities	$ 85,648	$ 85,648	$ -	$ -
Total assets at fair value	$ 85,648	$ 85,648	$ -	$ -

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value positions that the Company has categorized within Level 3. Changes in Level 3 assets measured at fair value for the period ended December 31, 2019, were as follows:

	Level 3
Beginning balance - January 1, 2019	$ -
Receipt of private company common stock	16,430
Ending Balance - December 31, 2019	$ 16,430

REVENUE RECOGNITION - The Company recognizes commission revenue and expenses arising from securities transactions when earned on a transaction date basis. The Company recognizes investment advisory fee income in the period that the investment advisory service is performed by applying fee schedules to clients' periodic account balances.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized in the period the services are performed.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

COMMISSIONS AND FEES RECEIVABLE - Commissions receivable principally represent commissions due on purchases and sales of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs ongoing evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary. Fees receivable principally represent fees due from investment advisory accounts which are generally collected within ten business days after each month-end. The Company receives 12b-1 fees associated with the sale of certain mutual funds. 12b-1 fee revenue totaling $887,519 was recognized in 2019 and $757,590 was recognized in 2018.

INCOME TAXES – The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized. As of December 31, 2019 and 2018, the Company had determined that a valuation allowance was not necessary.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2019 and 2018, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties. The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subjected to additional tax, penalties and interest as a result of such challenge. The Company's tax returns open for examination are from 2016-2019.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING - Advertising costs are expensed as incurred and totaled $84,314 and $91,274 for 2019 and 2018, respectively.

GOODWILL - During 2018, as a result of business acquisition, the Company recognized $352,498 of goodwill. The Company does not amortize goodwill but tests it at least annually for impairment in accordance with the ASC. The Company will recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the goodwill exceeds the implied fair value of that goodwill. Goodwill was initially measured at fair value based-upon an arm's length transaction and what a third-party buyer was willing to pay for the acquired assets. No impairment was noted for the year ended December 31, 2019.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

IMPAIRMENT – The Company periodically reviews the undepreciated or unamortized value assigned to long-lived assets to determine if impairments are indicated in accordance with the provisions of the ASU. No impairments noted in 2019 or 2018.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through the date of the Report of Independent Registered Public Accounting Firm, which represents the date the financial statements were available to be issued.

RECENT ACCOUNTING PRONOUNCEMENTS - In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020 and management does not believe it will materially impact the Company.

NOTE 2 - INVESTMENT SECURITIES

As of December 31, 2019, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 92,392	$ -	$ 112,455
M Financial Holdings Inc. common stock - 1,643 shares	16,430	-	-	16,430
	$ 36,493	$ 92,392	$ -	$ 128,885

As of December 31, 2018, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1050 shares	$ 20,063	$ 65,585	$ -	$ 85,648

NOTE 3 - INCOME TAXES

The provision for income taxes consists of the following:

	2019	2018
Current		
Federal provision (benefit)	$ 6,400	$ (24,632)
State and local provision	2,022	2,150
	8,422	(22,482)
Deferred expense (benefit)	10,400	(39,000)
	$ 18,822	$ (61,482)

The components of deferred income taxes included in the statements of financial condition are as follows:

	2019	2018
Deferred tax assets (liabilities)		
Unrealized gain - trading securities	$ (16,400)	$ (12,000)
Loss carryforward	32,700	44,000
Contribution carryforward	13,300	8,000
	$ 29,600	$ 40,000

As of December 31, 2019, the Company has approximately $155,000 of net operating losses remaining. These losses will expire in 2038.

The following is a reconciliation of income taxes at expected statutory rates to the tax provision (benefit) recorded in the accompanying statement of operations:

	2019	2018
Tax provision (benefit) at statutory rates	$ 21,516	$ (69,908)
Non-deductible expenses	8,487	8,426
Net operating loss utilization and other	(11,331)	-
	$ 18,822	$ (61,482)

NOTE 3 - INCOME TAXES - continued

As of December 31, 2019, the Company had approximately $63,000 of federal charitable contribution carryforwards. The charitable contribution carryforwards, if not utilized, will fully expire in 2024.

NOTE 4 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for participant contributions and Company contributions at the discretion of the Board of Directors. Company contributions totaled approximately $244,000 and $237,000 for 2019 and 2018, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company agreed to purchase the non-variable life insurance business segment from Horan Associates, Inc. effective March 1, 2019. The Company engaged a third party to perform a valuation of the segment which resulted in a purchase price of $352,498. Terms of the purchase included a cash payment of $52,498 in April 2018 and a $300,000 note payable over a 4-year term. Other transactions with related parties are as follows:

	2019	2018
Company with common ownership and management		
Management fees paid to affiliates	$ -	$ 10,000
Shared service fees paid to affiliates	$ 289,252	$ 283,317
Shared service fees received from affiliates	$ 133,094	$ 84,318
Occupancy costs paid to affiliates	$ 166,921	$ 133,078
Accrued interest owed to affiliate for acquisition of life insurance business segment	$ 866	$ 11,550

A company related by common ownership and management provides certain administrative support and office facilities for the Company. The companies have agreed to allocate certain expenses based on various business factors. The affiliate pays these shared services of the Company, and the Company reimburses the affiliate for its share of all expenses on a monthly basis. Similarly, the Company receives reimbursement from the affiliate who utilizes certain compliance and wealth planning services that the Company provides.

NOTE 6 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. The Company's minimum net capital requirement totaled $26,539 as of December 31, 2019 and $26,482 as of December 31, 2018, and its defined net capital and aggregate indebtedness to net capital ratio totaled $282,928 and 1.41 to 1 as of December 31, 2019, and $132,790 and 2.99 to 1 as of December 31, 2018.

NOTE 7 – RISKS AND UNCERTAINTIES

A significant portion of the Company's business is from customers in the greater Cincinnati, Ohio area. Accordingly, the occurrence of any adverse economic conditions, including an adverse regulatory climate in the area could have a material adverse effect on the Company's business.

NOTE 8 – CAPITAL TRANSACTIONS

During 2017, the Company's sole stockholder and the Board of Directors initiated a Stock Bonus Plan whereby two existing employees were each granted 5% equity. This transaction included the creation of two classes of stock. The existing 75 common shares were converted to 450 Class A voting shares. The Board also approved the creation of a second class of non-voting stock and authorized 170 shares of Class B stock. The new equity holders each received 25 Class B non-voting shares. During 2018, the Company added another Class B shareholder who received 25 Class B non-voting shares from the Stock Bonus Plan. The Company also issued 25 shares each to the other Class B shareholders through a Stock Subscription Agreement and Promissory Note payable over a 4-year term. Each note requires four annual payments on the anniversary of the note including accrued interest calculated at the prime rate plus 1% and matures on July 30, 2022. During 2019, the Company added another Class B shareholder who received 25 Class B non-voting shares from the Stock Bonus Plan.

Compensation expense of $107,875 was recognized in 2019 and 2018, respectively for the issuance of these shares based upon a third-party valuation of the Company. This valuation established the fair value as $2,157,570. Multiple factors were considered in the valuation including but not limited to historical and projected results, a base discount rate of 21%, business stability risk of 3.5%, client stability risk of 1.5% and market exposure risk of 2.3% and a minority shareholder discounts of 25%. Under terms of the Stock Bonus Plan, the three shareholders may purchase additional shares in future years if the Company achieves certain revenue and profitability targets.

NOTE 9 – CLOSE CORPORATION AGREEMENT

In conjunction with the issuance of Class B non-voting shares discussed in Note 8, the Company adopted a Close Corporation Agreement. The Agreement provides all relevant terms for the disposition of shares as well as standard provisions for non-solicitation and confidentiality.

NOTE 10 – BUSINESS COMBINATION IN RELATION TO SUBORDINATED BORROWINGS

Effective March 1, 2018 the Company purchased from Horan Associates, Inc., a related party, the non-variable life insurance business segment, valued at $352,498. The Company engaged a third party to perform the valuation of the segment. The value was determined using commission income from renewals over a 10 year run-off period. This projected after-tax cash flow was then discounted assuming a 17% discount rate. The Company completed the transaction by paying $52,498 in cash and issuing subordinated borrowings for $300,000, as described in Note 11. Scheduled note repayments on the subordinated borrowings began in 2019. The remaining balance due at December 31, 2019 totals $188,938.

NOTE 11 – SUBORDINATED BORROWINGS

The outstanding borrowing under the subordination agreement at December 31, 2019 and 2018 totals $300,000 and $188,938, respectively, and bears interest at 5.5%. The first payment occurred in May 2019 including principal of $69,608 plus accrued interest from inception until payment date. Subsequent to the first payment the remaining note will be paid in 36 equal installments of $6,973, consisting of principal and interest, maturing May 30, 2022. Future principal payments for the years ending December 31 are as follows:

2020	$ 79,606
2021	79,758
2022	29,574
	$ 188,938

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of the subordinated borrowing approximates $188,938.

NOTE 12 – SUBSEQUENT EVENT

The Company executed an employment and separation agreement in January 2020 with one of its registered investment advisors. The term of the employment agreement is March 1, 2020 through February 28, 2021. During this time the Company will pay a sum of $150,000 in exchange for assistance with the transition of customers to another one of the Company's registered investment advisors. In addition, the advisor received 14 shares of Class B Nonvoting Common Stock. The shares will be redeemed in January 2025 at the greater of the value of the 14 shares pursuant to a valuation as of December 31, 2024 or $100,000. Finally, the Company will make semiannual payments beginning in January 2021 and ending in January 2025 for a total of $850,000. The Company has received approval from FINRA to treat this transaction as a subordinated note to a shareholder. The payments are subject to FINRA approval based on the Company's net capital and aggregate indebtedness. The payment schedule is as follows:

2021	$ 188,889
2022	188,889
2023	188,889
2024	188,889
2025	94,444
	$ 850,000

SUPPLEMENTARY INFORMATION

Horan Securities, Inc.
Computation of Net Capital Persuant to Rule 15c3-1
December 31, 2019 and 2018

		2019		2018
Net Capital				
Total stockholder's equity	$	639,801	$	406,621
Add allowable credits -				
Subordinated debt		188,938		300,000
Profit sharing accrual		213,258		207,930
		402,196		507,930
Less non-allowable assets -				
Non-allowable receivables		250,177		254,238
Prepayments and other assets		479,835		504,170
Less haircuts on securities -				
Marketable securities		29,057		23,353
		759,069		781,761
Net capital	$	282,928	$	132,790
Aggregate indebtedness				
Accounts payable	$	73,100	$	13,972
Accrued expenses		538,236		591,184
Less: exclusion for profit sharing accrual		(213,258)		(207,930)
	$	398,078	$	397,226
Percentage of aggregate indebtedness to net capital		141%		299%
Minimum net capital required to be maintained (greater of $25,000 6-2/3% of aggregated indebtedness)	$	26,539	$	26,482
Excess net capital	$	256,389	$	106,308
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$	243,120	$	93,067
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019)				
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	282,928	$	132,790
Net capital per above	$	282,928	$	132,790

* Both years represent the amended FOCUS report